# TIOMIN RESOURCES INC.

**PRESS RELEASE**

TSX: TIO

December16, 2002

## KENYA GOVERNMENT APPROVES APPLICATION BY TIOMIN RESOURCES FOR A SPECIAL MINING LEASE ON ITS KWALE MINERAL SANDS PROJECT

**TORONTO, CANADA:**
Tiomin Resources Inc. ("Tiomin") is pleased to announce today that the Mining and Prospecting Licensing Committee for Kenya has approved the application by Tiomin for a Special Mining Lease ("Mining Lease") on its Kwale mineral sands project. The Mining Lease shall have a duration of 16 years and is renewable for a further 10 years. Under the terms of the Mining Lease, Tiomin shall have full, irrevocable, sole and exclusive right to mine and process the heavy mineral sands at Kwale. This Mining Lease covers the mineralization found under titled deed lands on which Tiomin has entered into long-term lease arrangements.

Tiomin is also continuing to work with the Government of Kenya to expand the Mining Lease to cover the 15 percent of mineralization that is found within the boundaries of the defunct Ramisi sugar cane plantation. Minister for Mineral Exploration Hon. Jackson Kalweo said issues such as development of resettlement action plan and resolution of land issues regarding the Ramisi lands were still being dealt with. He said the Government had agreed to compensate the residents currently occupying the Ramisi lands who need to be relocated for the project, and to settle them on other parts of the Ramisi former plantation currently in receivership, following a settlement of debt with a local bank.

As required under the Mining Act, Cap. 306, of the Laws of Kenya, the Commissioner for Mines will arrange for a notice containing particulars of the approved application to be inserted in the Gazette and three times in a local newspaper over a 90-day period. Upon completion of this notice period, the Commissioner of Mines will issue the Mining Lease to Tiomin.

Minister Kalweo also declared in a news conference that the Environmental Management Plan has been approved by the National Environmental Management Authority. Tiomin had previously received approval for its Environmental Impact Assessment Licence in July.

Jean-Charles Potvin, stated "this is an exciting achievement for Tiomin and the country of Kenya. The development of Kwale is an important first step for Kenya to emerge as a significant supplier of titanium and zircon mineral concentrates to the global marketplace". Both the rutile and ilmenite found at Kwale are sources of titanium dioxide primarily used in the manufacture of pigments, while zircon is used in refractories and ceramic glazing.

The Kwale project enjoys widespread support within Kenya, and Tiomin will now proceed to the next stage towards commercial development, including; the completion of detailed engineering and arranging long term sales agreements to support project financing. Tiomin continues to receive very positive responses from various consumers for its mineral output and, in particular, for its rutile and zircon. Rutile production will account for approximately 50 percent of the projected revenues, while zircon and ilmenite each represent 25 percent. Tiomin is also currently in discussions with engineering companies on the design and construction of the mine and associated mineral processing plant.

In addition to Kwale, Tiomin owns three other large mineral sands deposits in Kenya with a contained resource of 42 million tonnes of ilmenite, 3.4 million tonnes of rutile and 3.0 million tonnes of zircon. Tiomin plans to develop these deposits sequentially ensuring continued underpinnings of growth for the foreseeable future.

The Kwale development will generate widespread socio-economic benefits to the local community through direct and indirect job creation, skill training, improved road and communication infrastructures.

**For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.**

TIOMIN
RESOURCES INC.

# PRESS RELEASE

TSE: TIO

December 19, 2002

## TIOMIN SIGNS ENGAGEMENT LETTER TO RAISE UP TO $4.2 MILLION

**TORONTO, CANADA:**

Tiomin Resources Inc. announced today that it has entered into an agreement with Harris Partners to raise on a "best-efforts" basis up to $4.2 million of equity capital on a private placement basis to accredited investors. The financing is subject to regulatory approval.

The Corporation will issue up to 20 million common shares at a price of $0.21 per share.

The net proceeds of the new issue will be used to repay the majority of an existing convertible loan facility, fund the continuing development of its Kwale project in Kenya, as well as for general corporate purposes.

The Corporation currently has 68.8 million shares issued and outstanding.

**For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.**